UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of July, 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on July 7, 2009: Jacada Signs Three Material Services Agreements with Large Telecommunications Provider

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	ROBERT C. ALDWORTH
		Title:	Chief Financial Officer

Dated:	July 7, 2009

Jacada Signs Three Material Services Agreements with Large Telecommunications Provider

ATLANTA--(BUSINESS WIRE)--July 7, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has expanded its relationship with an existing telecommunications customer by signing three significant service engagements with the UK-based provider.

These new services agreements comprise three simultaneous projects across different areas of the company’s customer facing businesses, including consumer, business-to-business and the retail store. The partnership between the companies began when Jacada streamlined and automated critical call processes within two areas of the company’s customer facing groups, and then expanded to include an enterprise license agreement standardizing on the Jacada unified desktop solution throughout their customer service operations.

“We are very pleased with the success this telecommunications provider has experienced with Jacada and we are thrilled to help expand the solution into new areas of their customer facing organizations,” said Guy Tweedale, senior vice president of European operations for Jacada. “These ground-breaking projects enhance the use of Jacada in their consumer contact center and expand the Jacada solution into their business-to-business area as well as the retail store front with new projects.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in London; Munich; Atlanta, Georgia; and Herzliya, Israel. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Manning, Selvage & Lee
Jacada Media Contact:
Rebecca Harbin, 404-870-6825
rebecca.harbin@mslpr.com
or
Hayden Communications
Investor Relations Contact:
Peter Seltzberg, 212-946-2849
peter@haydenir.com
or
Jacada UK PR Contact:
Chaz Brooks, +44 1483 537890
chazb@chazb.com
or
Andrew Ball, +44 1483 537890
andrewb@chazb.com